
September 29, 2022

Matthew W. Foehr
President and Chief Executive Officer
OmniAb, Inc.
5980 Horton Street, Suite 405
Emeryville, California 94608

> **Re: OmniAb, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 28, 2022**
> **File No. 000-56427**

Dear Mr. Foehr:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Matt Bush